Act: 1934
Section: 15(d)
Rule:
Public Availability: 3\16\2007

DC

No Act
P.E. 3-16-07

March 16, 2007

07044124

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Overseas Partners Ltd.
Incoming letter dated March 16, 2007

Based on the facts presented, the Division will not raise any objection if Overseas Partners discontinues filing annual and quarterly reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and instead, pursuant to its undertaking, Overseas Partners discloses any material events related to its winding up and liquidation in current reports filed on Form 8-K and files a Form 15 when the dissolution is complete.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel

740125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2007

Mail Stop 3010

Matthew M. Ricciardi
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

Re: Overseas Partners Ltd.

Dear Mr. Ricciardi:

In regard to your letter of March 16, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

LeBoeuf, Lamb, Greene & MacRae LLP

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
CHICAGO
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
PITTSBURGH
SAN FRANCISCO

125 West 55th Street
New York, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
AFFILIATED OFFICE
BISHKEK
ALMATY
BEIJING

Securities Exchange Act of 1934
Sections 13(a) and 15(d)

March 16, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: No-Action Letter Request - Overseas Partners Ltd.–in Liquidation (Commission File No. 000-11538)

Dear Sir or Madam:

On behalf of Overseas Partners Ltd. ("OPL" or the "Company"), we request your confirmation that the staff of the Division of Corporation Finance (the "Staff"), under the circumstances described below, will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action against the Company or its liquidators, if the Company ceases to fully comply with the periodic reporting requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder in the circumstances described below. This letter supersedes and replaces our letter of March 15, 2007.

As further discussed in section 3 below, the Company does not conduct any active business operations at this time, the Company's stock is not, and has never been, publicly or actively traded, and limited periodic Exchange Act reporting in the Company's current circumstances is not inconsistent with the protection of public investors.

The Company's common shares have been registered under Section 12(g) of the Exchange Act since 1983 and the Company is current and has been timely in its reporting obligations. Since January 31, 2006, the Company has been in liquidation as a result of resolutions approving the winding up of the Company adopted by the Company's shareholders at a special general meeting held on that date. The Company proposes to cease filing the quarterly reports on Form 10-Q and annual reports on Form 10-K required by Sections 13(a) and 15(d) of the Exchange Act. The Company would, however, file additional current reports on Form 8-K with respect to any subsequent material events occurring during the winding up of the Company's affairs, including a current report on Form 8-K concerning the final termination of the Company.

1. Background

1.1 Organization; Company's Shares not Listed or Traded

The Company was organized under the laws of Bermuda in 1983 as a subsidiary of United Parcel Service of America, Inc. ("UPS") to provide reinsurance against loss or damage to packages carried by UPS (the "shippers' risk business"). The Company was subject to regulation by the Bermuda Monetary Authority (the "BMA") until October 2005, when the Company surrendered its reinsurance license after disposing of its last remaining reinsurance operations.

On December 31, 1983, the Company was spun off to UPS' shareholders through a special dividend of one share of the Company per each UPS share owned. At that time, UPS was not publicly traded but was owned by it employees.

Until mid-1999, the Company's shares were issued in units, comprising one UPS share and one-fourth of an OPL share, whenever UPS shares were issued to eligible UPS employees as incentive compensation awards under the UPS Managers' Incentive and UPS Stock Purchase Plans. In addition, a relatively small number of OPL shares were issued to employees of the Company, more recently through restricted stock grants. Following the announcement of UPS's initial public offering and the cancellation of the shipper's risk business in 1999, the Company began reinsuring other kinds of insurance risks and ceased issuing OPL shares as part of a unit. The Company ceased issuing shares altogether in 2001.

As a result of the manner in which the Company's shares were issued, the Company currently has approximately 98,000 shareholders, all of whom are current or former employees of the Company or UPS (or family members or trusts to which such current or former employees have transferred their shares). As of December 31, 2006, the Company approximately 119,000,000 shares outstanding.

The Company's stock is not, and has never been, listed or traded on any securities exchange, Nasdaq or any organized over-the-counter market. Pursuant to the Company's Bye-Laws, any transfer (other than by operation of law, including bona fide gifts and inheritance) of the Company's shares is subject to the Company's right of first refusal. The Company had historically always exercised its right of first refusal and purchased all of the shares offered by shareholders who were interested in selling. However, in November 1999, following the cancellation of the shipper's risk business, the Company announced that it would only purchase up to 10% of the shares held by any selling shareowner in any one year. In August 2001, the Company further announced that it had discontinued purchasing further shares under the right of first refusal.

Since August 2001, because of the lack of a market for the shares, shareholders have effectively had no ability to dispose of their shares in the Company and the Company has received no requests to register a transfer of its shares (other than testamentary transfers, transfers by operation of law and repurchases by the Company pursuant to put rights that employees may exercise upon termination of employment).

1.2 Overview of Operations and Current Position

In February 2002, the Board of Directors of the Company (the "Board") decided to cease writing new reinsurance business and to begin an orderly runoff of the Company's operations. The Board had concluded that the Company's then existing capital structure would not allow it to continue to grow and compete effectively in the reinsurance market while at the same time satisfying the desire of many of the 98,000 shareholders to have greater liquidity for their investment in the Company.

Since entering into runoff, the Company has effectively been in liquidating mode. On March 28, 2003, the Board adopted a Plan of Liquidation providing for the sale of the Company's assets, the payment of its liabilities and the distribution to shareholders of any capital not required to support the Company's runoff. The Company's operational focus between the time it entered runoff and the shareholders' adoption of resolutions approving the winding up of the Company and the appointment of joint liquidators was to (i) preserve its capital base through various risk management initiatives and cost control; (ii) actively manage and negotiate early settlement of its reinsurance liabilities and real estate debt; (iii) seek opportunistic sales of its real estate assets and reinsurance subsidiaries; and (iv) prudently return capital to its shareholders over time.

Prior to the runoff decision, the Company had operated in two business segments: reinsurance, and real estate and leasing. The reinsurance activities included not only the shippers' risk business but also reinsurance of other insurance risks and were conducted through a number of Bermuda and United States subsidiaries, all of which were sold after the runoff decision, with the final sale being completed on September 21, 2005. OPL has commuted, novated or otherwise settled all of its reinsurance obligations at this time. The Company's real estate and leasing activities were owned and managed through United States subsidiaries. The Company's last remaining real estate holdings were sold during the fourth quarter of 2003, and all real estate subsidiaries have been either sold or dissolved.

The runoff activities, including the aforementioned sales of real estate assets and operating subsidiaries, freed up significant amounts of excess capital, which the Company has been distributing to its shareholders with the approval of the BMA, which was the Company's insurance regulator in Bermuda until the Company surrendered its reinsurance license. Since going into runoff the Company has made five distributions to shareholders, totaling approximately $1.2 billion.

As a result of these runoff activities and distributions, the Company's total assets have decreased from $4.29 billion at December 31, 2001 to $64.3 million as of December 31, 2006. Similarly, shareholders' equity has decreased from $1.32 billion at December 31, 2001 to $64.2 million as of December 31, 2006.

OPL's current financial position as of December 31, 2006 is summarized below:

Unaudited Balance Sheet ($ millions)	December 31, 2006
Cash and short-term investments	$61.3
Federal and state taxes receivable	3.0
	64.3
Accounts payable and other liabilities	0.1
Shareholders' equity	64.2
	$64.3

The short-term investments are all highly liquid, marketable securities. OPL's only other asset, federal and state taxes receivable, represents a tax refund due from the State of Massachusetts which, under Massachusetts law, must be paid in installments over a period of years. The first installment of approximately $1 million was received in July 2006 and the remainder of the refund is payable in three further equal installments in July of 2007, 2008 and 2009. The Massachusetts Department of Revenue will issue the refund checks for those installments without the need for further action by the Company.

The Company no longer has any employees and does not conduct any active business operations. Pending the final distribution to shareholders, the Company will continue to take only such actions as are required to further its own winding up and dissolution.

1.3 Winding Up and Dissolution

A Special General Meeting of shareholders of OPL was held on January 31, 2006 to approve the winding up of the Company, including the appointment of joint liquidators and the distribution of the surplus assets of the Company. Under Bermuda law, once the Company's shareholders adopted the resolutions in favor of the winding up and the appointment of the joint liquidators, the Board lost all power and authority, and the joint liquidators assumed responsibility for the winding up, including the identification and settlement of all remaining liabilities, the distribution of remaining assets to shareholders and the ultimate dissolution of the Company. Except for testamentary transfers and transfers by operation of law, no transfer of shares may be made after the shareholder vote authorizing the appointment of the joint liquidators. The transfer agent has been instructed not to register transfers without the joint liquidators' consent and such consent will not be given except in the case of testamentary transfers and transfers by operation of law.

The joint liquidators have not actively managed the Company's investments (which consist only of cash and short-term securities) but have reinvested the proceeds of maturing investments in other short-term securities and cash. Bermuda counsel to the Company has advised that under Bermuda law, once all of the Company's liabilities have been paid in full, the joint liquidators will distribute the remaining assets to Company's shareholders in accordance with the Bye-Laws. The joint liquidators are then required to convene a final General Meeting of Shareholders in order to lay before the meeting a statement of account (which need not be audited) for the liquidation (the "Final General Meeting"). The Final General Meeting must be convened by advertisement; it is not required to be convened by individual notice to each shareholder. There is no shareholder vote at the Final General Meeting; the meeting is simply the mechanism provided by Bermuda law by which the joint liquidators close the liquidation process. In the event that there is no quorum at the Final General Meeting, Bermuda law provides that the Company will be dissolved anyway. Within one week after the Final General Meeting, the joint liquidators are required to deliver to the Registrar of Companies their final report of the dissolution of the Company (the "Final Report"). The Registrar of Companies will record the delivery of the Final Report and the date of the dissolution (i.e., the date of the Final General Meeting) in the appropriate register. Subsequently, the Registrar of Companies will issue a certificate of dissolution (usually between three to six weeks after the Final General Meeting). However, the dissolution is effective as of the date of the Final General Meeting, and the certificate of dissolution is not necessary to effect the dissolution.

Due to the timing of the Massachusetts tax refund installment payments, the Company believes that the date of final dissolution will not occur until shortly after the last installment is paid in July 2009. In its annual report on Form 10-K for the year ended December 31, 2005, the Company stated that "It is too early to accurately determine the date of final dissolution at this time, but the Company believes that the dissolution will be substantially completed, if not completed, by the end of 2006 if events unfold according to plan." The sole reason the dissolution was not completed by the end of 2006 was the fact that the Massachusetts tax refund is payable in installments rather than in a lump sum.

1.4 Communications with Shareholders

After the shareholders authorized the winding-up of the Company and the appointment of the joint liquidators, the Company has not been obligated to provide audited annual financial statements to its shareholders under Bermuda law. However, the joint liquidators are required to convene a General Meeting of Shareholders at the end of each year of the winding up and must lay before the meeting a report of their acts and dealings and of the conduct of the winding up during the preceding year (an "Annual Report"). The Company is not required to make any other reports to shareholders under Bermuda law.

The Company or the joint liquidators on its behalf will file current reports on Form 8-K with respect to any subsequent material events occurring during the winding-up of the Company's affairs, including a current report (including a copy of the related Annual Report) concerning any General Meeting of shareholders convened during the winding up and a current report (including a copy of the Final Report[1]) concerning the final termination of the Company.

2. Relief Sought

The Company is currently not eligible to file a Form 15 to terminate its registration under Section 12(g) of the Exchange Act due to the number of shareholders of record of the Company's stock. Even though different terminology is used, the continued existence of a Bermuda company that is being wound up is similar to the quasi-corporate existence of a Delaware corporation following dissolution under Section 278 of the Delaware General Corporation Law. After the vote of shareholders to wind up the Company, at which time the winding up process commenced under Bermuda law, the Company has continued to exist for the limited purpose of winding up its affairs and discharging or making provision for the discharge of its remaining liabilities. As described above, this process will take several years as a result of the timing of the Massachusetts tax refund payments receivable. Accordingly, the Company may not be in a position to file a Form 15 and terminate its registration under Section 12(g) of the Exchange Act for a number of years until the winding up process is completed and the Company's existence has been formally terminated under Bermuda law.

The Company has continued to file reports with the Commission pursuant to Section 13(a) of the Exchange Act and is current and has been timely in its reporting obligations. However, because of (i) the lack of active business operations by the Company; (ii) the absence of a trading market in the Company's stock and (iii) the anticipated dissolution of the Company, the Company believes that the continued filing of periodic reports no longer serves any useful purpose after the shareholders have voted to approve the winding-up and the appointment of the joint liquidators.

In addition, the continued preparation and filing of all such reports would require the expenditure of funds which otherwise could be distributed to the shareholders of the Company. The Company estimates it would incur expenses of approximately $250,000 annually in preparing and filing Forms 10-K and 10-Q. The Company believes that the cost to the Company incurred to prepare and file Forms 10-K and 10-Q does not, in the Company's present

[1] Because portions of the Final Report will contain confidential information, including the identity of the shareholders of the Company and the amount of liquidating distributions each of them received, the Company expects that confidential treatment will be requested with respect to such portions of the Final Report. The Company acknowledges that it has not received any indication from the Staff regarding whether confidential treatment will be granted.

circumstances, serve the interests of the Company's shareholders or increase the protection of investors.

Therefore, the Company respectfully requests the Staff to confirm that it will not take any enforcement action against the Company or its liquidators, if the Company ceases to file annual reports on Form 10-K and quarterly reports on Form 10-Q and undertakes to file current reports on Form 8-K with respect to any subsequent material events occurring during the winding up of the Company's affairs, including a current report concerning the final termination of the Company.

3. Discussion and Analysis

Under Exchange Act Release No. 34-9660 (June 30, 1972), the Commission has allowed the modification of Exchange Act reporting obligations where the issuer, like the Company, has virtually ceased operation and such relief is not inconsistent with the protection of public investors. In determining whether the requested relief is consistent with the protection of investors, the release notes that the Commission will consider the nature and extent of the trading in the securities of the issuer. The Commission has also conditioned the modification of Exchange Act reporting obligations on a determination that full compliance would entail unreasonable effort or expense in light of the potential benefits of such reporting.

In several no-action letters issued in this area, the Staff has taken the position that it will not recommend enforcement action against an issuer which is otherwise current in its Exchange Act reporting obligations, or its officers and directors, where the filing of annual reports on Form 10-K and quarterly reports on Form 10-Q is suspended but the issuer undertakes to disclose to public investors any material developments relating to its winding up and termination on a current report on Form 8-K. See, e.g., *Pegasus Aircraft Partners, L.P.* (available February 9, 2004); *Cambridge Advantaged Properties II Limited Partnership* (available February 6, 2002); *JG Industries, Inc.* (available June 18, 2001); *Secom General Corporation* (available March 21, 2001); *ROSS Technology, Inc.* (available March 30, 1999); *RWB Medical Income Properties 1 Limited Partnership, RWB Medical Income Properties 2A Limited Partnership, and RWB Medical Income Properties 2B Limited Partnership* (available May 12, 1998); *Sierra Real Estate Equity Trust '84 Co.* (available November 22, 1995); *Margaux Liquidation Corp.* (available June 9, 1995); *Damon Group, Inc.* (available August 17, 1992); *General Growth Limited Partnership* (available May 1, 1987); and *Universal Financial Services, Inc.* (available March 19, 1987).

The relief requested by the Company is consistent with the position taken by the Staff in the above-referenced no-action letters for the following reasons:

- the Company's shares have never been listed or traded on a securities exchange or an organized over-the-counter market, and the Company's shareholders have had no ability to dispose of their shares since August 2001. The Company's runoff activities since February 2002 have been focused entirely on the provision of liquidity to shareholders through the timely return of capital;

- the Company no longer conducts any active business operations as all real estate assets and operating subsidiaries have been either sold or dissolved. The Company's activities at this time are restricted solely to those that are required to further its own winding up and dissolution;
- the Company's only remaining activities are holding approximately $61.3 million in cash and short-term investments pending ultimate distribution to shareholders after all claims of creditors have been satisfied and the final installment of the Massachusetts tax refund has been received; and
- the Company will undertake that it or the joint liquidators on its behalf will file with the Commission a current report on Form 8-K with respect to any material subsequent events occurring during the winding up of its affairs, including a current report (including a copy of the related Annual Report) concerning any General Meeting of shareholders convened during the winding up and a current report concerning the Company's final termination (including a copy of the Final Report).

Furthermore, the expense of preparing Forms 10-K and 10-Q would be undue in that it would reduce the amount ultimately available to shareholders without producing any meaningful benefit to shareholders. After the shareholders approved the winding up of the Company, audited financial statements have not been required under Bermuda law. The shareholders of OPL have not been and will not be able to transfer their shares; they will only be able to receive a distribution of remaining funds after all liabilities have been paid or provided for. The Company does not conduct and will not conduct any active business operations, and its remaining activities (consisting solely of actions in furtherance of the liquidation and winding up) have been quite simple, so that the possibility of financial irregularities is accordingly very remote. In light of these factors, the cost of preparing and filing reports on Forms 10-K and 10-Q is unreasonable in relation to the benefits such reports would provide to investors, and shareholders' interests will be adequately protected by the Company's obligation to file reports on Form 8-K with respect to any material events.

The presence of de minimis assets in addition to cash and short-term investments, such as OPL's tax refund receivable, is not inconsistent with the grant of the relief sought by OPL. In *Cambridge Advantaged Properties II*, the issuer had a $700,000 promissory note and an insurance claim; in *Secom General Corporation*, three real properties carried at approximately $2.35 million; in *ROSS Technology*, certain intellectual property rights; in *Damon Group*, the right to receive approximately $790,000 in tax refunds; and in *Universal Financial Services*, real estate with a value of approximately $300,000, the company headquarters property (worth approximately $250,000) and assorted other assets with a book value of less than $80,000.

For all the foregoing reasons, the Company believes that the requested relief is consistent with the protection of investors. Continued compliance with the reporting requirements of the Exchange Act would pose a substantial administrative and financial burden on the Company with no offsetting benefit to any existing shareholder or to any trading market. Rather, continued compliance with the Exchange Act reporting requirements would diminish the amount of funds available for distribution to the Company's shareholders.

The Company acknowledges that the relief it is seeking applies only to the obligation to file periodic reports under Sections 13(a) and 15(d) of the Exchange Act and does not affect any other obligation of the Company under the Exchange Act.

Enclosed please find seven additional copies of this letter, in accordance with Release No. 33-6269 (December 5, 1980).

If you have any questions regarding the foregoing or would like any additional information, please call the undersigned at (212) 424-8185 or Michael Groll at (212) 424-8616.

Sincerely yours,

Matthew M. Ricciardi

Enclosures

END